Mail Stop 0308

							March 23, 2005

Mark Weber
Chief Financial Officer
New World Brands, Inc.
2019 SW 20th Street, Suite 109
Ft. Lauderdale, FL  33315


	RE:	New World Brands, Inc.
		Item 4.01 Form 8-K filed March 10, 2005
            	File No. 33-91432


Dear Mr. Weber:

	    We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. The disclosure with respect to the period for which there were no disagreements must include the day through the date of dismissal, not just the interim period through the most recent quarterly period.
See Item 304(a)(1) of Regulation S-B and revise accordingly.
2. The second sentence of the first paragraph uses the plural form of
"reports;" however, you only discuss one report from Mahoney
Cohen.
If another auditor issued the report on the prior year, it is suggested you disclose this fact, otherwise revise to disclose the nature of Mahoney Cohen`s other report.
3. The letter from your former accountants is included as an exhibit and is not incorporated by reference. Therefore, we suggest you delete this portion of the last sentence of the first paragraph.
4. Our records indicate your correct Commission file number is the number shown above. Please use this number in your amendment or advise.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


New World Brands
March 23, 2005
Page 2




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


      Please file your amendment within five business days from the date of this letter. The amendment should include an updated letter from your former accountants. The supplemental information we requested should be filed on EDGAR as correspondence. Any questions regarding the above should be directed to me at (202) 942-1809, or in my absence, to Robert Benton at (202) 942-1811.

							Sincerely,



							Robert Burnett
						            Staff Accountant


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